Exhibit 99.4

Report of Management on Compliance

We, as members of management of Capital One Auto Finance, Inc. (“COAF”), a wholly owned subsidiary of Capital One Financial Corporation (the “Company”), are responsible for complying with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 9.2(e) of the Sale and Servicing Agreement dated as of August 30, 2005 regarding the Capital One Prime Auto Receivables Trust, 2005-1 Class A Notes (the “Agreement”), which was filed with the Securities and Exchange Commission on Form 8-K on September 2, 2005. We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

An evaluation of COAF’s compliance with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 9.2(e) of the Agreement as of December 31, 2005 and for the year then ended has been performed under our supervision. Based on this evaluation, we assert that as of and for the year ended December 31, 2005, COAF complied with the requirements of the sections in the Agreement.

Capital One Auto Finance, Inc.		Capital One Auto Finance, Inc.

By:	/s/ David R. Lawson	By:	/s/ Patrick C. Gray
Name:	David R. Lawson	Name:	Patrick C. Gray
Title:	President	Title:	Assistant Secretary (acting as
	Chief Executive Officer		Interim Chief Financial Officer)

March 15, 2006